Wolters Kluwer
Legal, Tax & Regulatory Europe



PRESS RELEASE

Contact: Yvette van Braam Morris, Communications Manager
Wolters Kluwer Legal, Tax & Regulatory Europe
+ 31 (0)20 6070 338
ybraammorris@wolterskluwer.com

Oya Yavuz
Vice President, Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Legal, Tax & Regulatory Europe Appoints CEO Wolters Kluwer Central & Eastern Europe

Amsterdam (October 2, 2006) - Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer and leading provider of information for legal, tax & regulatory professionals, announced today the appointment of Michael Koch as CEO Wolters Kluwer Central & Eastern Europe, starting in March 2007. Mr. Koch succeeds André Raven, who will retire early in 2007. Mr. Raven has worked for Wolters Kluwer for over 30 years.

As CEO for the region of Central and Eastern Europe, Mr. Koch (39, Austrian) will lead his team in further expanding the Central and Eastern European business through strong organic revenue growth and strategic acquisitions. Wolters Kluwer is present in Poland, Hungary, Czech Republic, Slovakia, Romania and Russia with well-respected brands LEX and ABC (Poland), ASPI (Czech Republic and Slovakia), and CompLex (Hungary). The large majority of the activities in Central and Eastern Europe center around providing legal, financial-fiscal, HR, public administration information via electronic media. Wolters Kluwer employs approximately 875 people in the region.

"Central and Eastern European companies are facing interesting market developments related their countries' recent entrance to the European Union," says Rolv Eide, divisional CEO. "We can further accelerate profitable growth in this region as result of emerging markets and the business development opportunities that membership in the European Union provides. I am pleased that Michael Koch will join our team, he brings valuable experience in leveraging synergies in marketing and sales in large corporations, managing acquisitions, and extending market share."

Prior to joining Wolters Kluwer, Mr. Koch spent five years at Mondi Packaging, serving as Group and Divisional Sales and Marketing Director and country Managing Director. Previously, he held several general management positions in global Fast Moving Consumer Goods companies over 10 years.

Mr. Koch holds a Master's degree in Business Administration and Economics from Vienna University. Mr. Koch will report directly to Mr. Eide and will be based in Vienna, Austria.

About Wolters Kluwer

Wolters Kluwer Legal, Tax & Regulatory Europe, a division of Wolters Kluwer, focuses on the growth potential of six customer segments: legal; fiscal/financial; human resources; public & government administration; health, safety & environment (HSE); and transport. With a well-established presence in 18 countries, Wolters Kluwer Legal, Tax & Regulatory Europe has annual revenues (2005) of €1,292 million and employs approximately 7,800 people. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately

18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific.
More information www.wolterskluwer.com.

Forward-Looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.